                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                              At Home Corporation
                                (Name of Issuer)

                Series A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   045919101
                                 (CUSIP Number)


                            Stephen M. Brett, Esq.
                             Senior Vice President
                              and General Counsel
                           Tele-Communications, Inc.
                               5619 DTC Parkway
                             Englewood, CO  80111
                                (303) 267-5500

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                October 2, 1997
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

            CUSIP No. 045919101

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

              Tele-Communications, Inc.
              84-1260157

         (2)  Check the Appropriate Box if a Member of a Group
                                   (a)  [ ]
                                   (b)  [X]
         (3)  SEC Use Only

         (4)  Source of Funds
                WC

         (5) Check if Disclosure of Legal Proceedings is Required Pursu-ant to Items 2(d) or 2(e) [ ]

         (6)  Citizenship or Place of Organization

              Delaware


         Number of            (7)  Sole Voting Power          0 shares
     Shares Beneficially
         Owned by             (8)  Shared Voting Power        46,460,000 shares*
          Each
        Reporting             (9)  Sole Dispositive Power     0 shares
         Person
          With                (10) Shared Dispositive Power   46,460,000 shares*


         (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

               46,460,000 shares

         (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]

         (13)  Percent of Class Represented by Amount in Row (11)
                     44.83
          Assumes conversion of all 15,400,000 shares of Series B Common Stock owned by the Reporting Person into shares of Series A Common Stock. Because each share of Series B Common Stock generally is entitled to ten votes per share while the Series A Common Stock is entitled to one vote per share, the Reporting Person may be deemed to beneficially own equity securities of the Company representing approximately 71.97% of the voting power of the Company.

         (14)  Type of Reporting Person (See Instructions)
                     CO


---------------------------
* Excludes (i) shares held by other parties to the Stockholders' Agreement (as defined herein) and (ii) shares held by directors and executive officers of the Reporting Person. See Items 3 and 4.

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE 13D

                                 Statement of

                           TELE-COMMUNICATIONS, INC.

                           Pursuant to Section 13(d)
                    of the Securities Exchange Act of 1934
                                 in respect of

                              AT HOME CORPORATION

     This Report on Schedule 13D relates to the Series A Common Stock, par value $.01 per share (the "Series A Common Stock"), of At Home Corporation, a Delaware corporation (the "Company"). Tele-Communications, Inc. ("TCI" or the "Reporting Person"), together with certain other holders of shares of Series A Common
Stock referred to herein which are parties to the Amended and Restated Stockholders' Agreement, dated as of July 16, 1997 (the "Stockholders' Agreement"), may constitute a "group" for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to their respective beneficial ownership of the shares of Series A Common Stock. The filing of this Report shall not constitute an admission that TCI and such persons constitute a "group" for purposes of Rule 13d-5 promulgated under the Exchange Act.

     The summary descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto and incorporated herein by reference.

ITEM 1.   SECURITY AND ISSUER.

     The principal executive offices of the Company are located at 425 Broadway Street, Redwood City, CA 94063. The class of securities to which this Report relates is the Series A Common Stock of the Company.

     Pursuant to Rule 13d-3 promulgated under the Exchange Act, this Report also relates to the shares of Series A Common Stock issuable upon conversion of shares of the Series B Common Stock, par value $.01 per share ("Series B Common Stock"), and the Series K Common Stock, par value $.01 per share (the "Series K Common Stock", and collectively with the Series A Common Stock and the Series B Common Stock, the "Common Stock"), of the Company.

     Holders of Series A Common Stock and Series K Common Stock are entitled to one vote for each share held, and holders of Series B Common Stock are entitled to ten votes for each share held, on all matters presented to stockholders, except as otherwise provided in the Company's Certificate of Incorporation (the "Company Charter"). Each share of Series B Common Stock and Series K Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Shares of Series A Common Stock are not convertible into shares of Series B or Series K Common Stock. All other rights and privileges of the Series A, Series B and Series K Common Stock are identical, except that: (i) so long as there are at least 5,000,000 shares of Series B Common Stock outstanding, the holders of Series B Common Stock (all of which are owned by a subsidiary of TCI), voting separately as a single series, have the right to elect five directors (the "Series B Directors") to the Company's Board of Directors (the "Board"); (ii) so long as there are at least 5,000,000 shares of Series K Common Stock outstanding (the substantial majority of which are owned by affiliates (the "KPCB Affiliates") of Kleiner, Perkins, Caufield & Byers ("KPCB")), the holders of Series K Common Stock, voting separately as a single series, have the right to elect one director (the "Series K Director") to the Board; and (iii) so long as the holders of Series B Common Stock or Series K Common Stock are entitled to elect any Series B Directors or a Series K Director, the holders of Series A Common Stock, voting separately as a single series, have the right to elect two directors (the "Series A Directors"), each of whom is not an officer (other than any Vice Chairman) or employee of the Company and is not an affiliate or associate of TCI, Comcast Corporation ("Comcast") or Cox Communications, Inc. ("Cox").

ITEM 2.   IDENTITY AND BACKGROUND.

     TCI's principal business address is Terrace Tower II, 5619 DTC Parkway, Englewood, Colorado 80111. TCI, through its subsidiaries and affiliates, is principally engaged in the construction, acquisition, ownership, and operation of cable television systems and the provision of satellite-delivered video entertainment, information and home shopping programming services to various video distribution media, principally cable television systems. TCI also has investments in cable and telecommunications operations and television programming in certain international markets as well as investments in companies and joint ventures involved in developing and providing programming for new television and telecommunications technologies.

     The name, business address and present principal occupation or employment and the name, address and principal business of any corporation or other organization in which such employment is conducted, of (i) each of the executive officers and directors of TCI, (ii) each person controlling TCI, and (iii) the executive officers and directors of any corporation controlling TCI, are set forth in Schedule 1 attached hereto and incorporated herein by reference.

     During the last five years, neither TCI nor, to the best of its knowledge, any of its executive officers, directors or controlling persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

     TCI is a corporation formed under the laws of the state of Delaware. To the best knowledge of TCI, each of its executive officers and directors is a citizen of the United States, except as specifically set forth in Schedule 1 hereto.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     TCI and KPCB founded the Company in August 1995. In connection with the initial capitalization of the Company, TCI purchased 770,000 shares of the Company's Series T Preferred Stock for an aggregate purchase price of $7,700,000. TCI subsequently purchased an additional 770,000 shares of Series T Preferred Stock in May 1996 for an aggregate purchase price of $7,700,000. In August 1996, TCI purchased 783,000 shares of Series AT Preferred Stock for an aggregate purchase price of $7,830,000 and exchanged 770,000 shares of Series T Preferred Stock with the Company for 770,000 additional shares of Series AT Preferred Stock. TCI acquired the shares of Common Stock beneficially owned by it upon the conversion of all of the shares of Series T Preferred Stock and Series AT Preferred Stock beneficially owned by it. Such conversion was effected pursuant to the Company Charter in connection with the Company's initial public offering of its Series A Common Stock, which offering was consummated on July 16, 1997. Such conversion did not require the payment of any additional consideration by TCI in connection with such conversion.

ITEM 4.   PURPOSE OF TRANSACTION.

     TCI and KPCB founded the Company in 1995 and each such entity purchased equity securities of the Company in connection with the initial capitalization of the Company. In August 1996, affiliates of Comcast and Cox purchased equity securities of the Company and entered into a stockholders' agreement with TCI, KPCB and the Company regarding the ownership of equity securities of the Company. The Company and TCI, Comcast, Cox, the KPCB Affiliates and certain of their respective affiliates are parties to the Amended and Restated Stockholders' Agreement, dated as of July 16, 1997 (the "Stockholders' Agreement"), which provides for, among other things, certain voting agreements, restrictions on transfer of Company securities, rights of first offer, tag-along and drag-along rights and preemptive rights. On October 2, 1997, the Company, TCI, Comcast, Cox and KPCB entered into an agreement (as amended as of October 10, 1997, the "Letter Agreement") with Cablevision Systems Corporation ("Cablevision") pursuant to which the Company would issue to Cablevision warrants to purchase up to 10,946,936 shares of Series A Common Stock at an exercise price of $.50 per share, subject to adjustment. Of these warrants, warrants to purchase 7,875,784 shares are immediately exercisable (the "Exercisable Warrants") and warrants to purchase 3,071,152 shares will become exercisable upon the consummation of certain transfers of cable television systems by TCI to Cablevision (the "Contingent Warrants", and together with the Exercisable Warrants, the "Warrants"). Pursuant to the Letter Agreement, the parties have agreed that Cablevision shall have all of the rights, and shall be subject to the same obligations, as TCI, Comcast and Cox under (i) the Stockholders' Agreement, subject to certain exceptions, (ii) the registration rights agreement and (iii) certain other agreements among TCI, Comcast, Cox and the Company relating to the distribution of the Company's Internet service. By virtue of the rights and obligations set forth in the Stockholders' Agreement applicable to the ownership, disposition and voting of shares of Common Stock owned by each of the parties thereto, such parties may be deemed to constitute a "group" as provided in Rule 13d-5 under the Exchange Act. As a result, TCI may be deemed to be a member of a "group" which includes Cablevision, Comcast, Cox and KPCB.

     As a result of the voting power associated with the shares of Common Stock owned by it and its rights, as the sole holder of the Series B Common Stock, under the Company Charter, TCI may be deemed to control the Company or share control of the Company with the other parties to the Stockholders' Agreement.
To the extent that TCI is deemed to "control" the Company, such control is limited in that, pursuant to the Company Charter, any plans or proposals relating to significant corporate transactions affecting the Company of the type specified in the last paragraph of Item 4 of this Report would be required to be approved by a supermajority vote (currently five out of the six Series B Directors and Series K Director (of which three such directors are directors or officers of TCI)) or unanimous vote of the Series B Directors and the Series K Director. The Stockholders' Agreement does not contain any agreement among the parties with respect to how such parties will vote upon supermajority vote matters or unanimous vote matters. Therefore, although TCI may have the ability to exercise control over the Company's Board with respect to the management of the Company, TCI will not have the ability to exercise such control with respect to certain significant corporate transactions.

     TCI currently holds its shares for investment purposes. TCI intends to continuously review its investment in the Company, and may in the future determine to (i) acquire additional securities of the Company, through open market purchases, private agreements, pursuant to the provisions of the Stockholders' Agreement or otherwise, (ii) dispose of all or a portion of the shares of Series A Common Stock or Series B Common Stock owned by it (including, but not limited to, in a Control Block Sale (as defined below)) or (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the last paragraph of this Item 4. Notwithstanding anything contained herein, TCI specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), TCI currently expects that it would take into consideration a variety of factors, including, but not limited to, the Company's business and prospects, other developments concerning the Company and the cable television and entertainment programming industries generally, other business opportunities available to TCI, other developments with respect to the business of TCI, general economic conditions and money and stock market conditions, including the market price of the Series A Common Stock.

     Other than as set forth in this Report, the Reporting Person has no present plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) A class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j) Any action similar to any of those enumerated in this Item.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     The Company's Quarterly Report on Form 10-Q for the quarter ended
September 30, 1997 reports that as of October 31, 1997 there were outstanding 88,240,810 shares of Series A Common Stock, 15,400,000 shares of Series B Common Stock and 14,877,660 shares of Series K Common Stock. The Reporting Person currently owns 31,060,000 shares of Series A Common Stock and 15,400,000 shares of Series B Common Stock. As of the date hereof and assuming the conversion into Series A Common Stock of all shares of Series B Common Stock held by the Reporting Person, the Reporting Person beneficially owns an aggregate of 46,460,000 shares of Series A Common Stock, or approximately 44.83% of the shares of Series A Common Stock deemed outstanding. The shares of Series A Common Stock beneficially owned by TCI constitute approximately 35.2% of the outstanding shares of Series A Common Stock (without giving effect to the conversion of TCI's shares of Series B Common Stock). The shares of Series B Common Stock beneficially owned by TCI constitute 100% of the outstanding shares of Series B Common Stock. The foregoing amounts exclude shares of Series A Common Stock held by executive officers and directors of TCI. TCI disclaims beneficial ownership of all shares held by such officers and directors.

     Because of the voting power attributable to the Series B Common Stock beneficially owned by the Reporting Person, together with the Series A Common Stock beneficially owned by it, the Common Stock beneficially owned by the Reporting Person constitutes approximately 71.97% of the outstanding voting power of the Company.

     To the extent the Stockholders are considered to be a "group" for purposes of Rule 13d-5, each Stockholder may be deemed to have shared voting and dispositive power over the shares owned by each other Stockholder. To the best of TCI's knowledge, Cablevision beneficially owns 10,946,936 shares of Series A Common Stock, Comcast beneficially owns 14,557,300 shares of Series A Common Stock, Cox beneficially owns 14,557,300 shares of Series A Common Stock, and the KPCB Affiliates beneficially own 13,877,660 shares of Series K Common Stock. To the extent that TCI, Cablevision, Comcast, Cox and the KPCB Affiliates are considered to be a "group" for purposes of this Report, and assuming the conversion into Series A Common Stock of all shares of Series B Common Stock owned by TCI and all shares of Series K Common Stock by the KPCB Affiliates, such group would beneficially own an aggregate of 100,399,196 shares of Series A Common Stock, or 77.5% of all shares of Series A Common Stock deemed outstanding.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

     The information set forth in Items 3 and 4 of this Schedule 13D is hereby incorporated by reference herein.

     The Stockholders' Agreement provides that the subsidiaries of TCI, Cablevision, Comcast and Cox and the KPCB Affiliates owning Common Stock (each, a "Stockholder") will vote all of its shares of voting stock of the Company in favor of any action required by the Stockholders' Agreement, including the election to the Board of the Chief Executive Officer of the Company, and that any holder of Series B Common Stock (all of which is currently owned by TCI) will vote all such shares in favor of the election of certain designees of TCI, Comcast and Cox to the Board as Series B Directors (as defined below) as follows: Comcast will be entitled to designate one director so long as it owns at least 5,000,000 shares of Common Stock; Cox will be entitled to designate one director so long as it owns at least 5,000,000 shares of Common Stock; and TCI will be entitled to designate three directors so long as it owns at least 7,700,000 shares of Series B Common Stock, two directors so long as it owns at least 6,350,000 shares of Series B Common Stock and one director so long as it owns at least 5,000,000 shares of Series B Common Stock. In addition, the parties have agreed to vote all of their shares in favor of the election of one designee of Cablevision to the Board as a Common Stock Director upon Cablevision's request to have such a representative on the Board. Cablevision's right to designate a director will terminate at such time as Cablevision ceases to own at least 5,000,000 shares of Common Stock, on a fully diluted basis assuming all outstanding Warrants have been exercised.

     The Stockholders' Agreement, with certain exceptions, restricts transfers of Company securities by TCI, Cablevision, Comcast and Cox (each, a "Cable Stockholder") and by the KPCB Affiliates, until June 4, 2006. Such restrictions on transfer cease to apply to the KPCB Affiliates following an interim or liquidating distribution of the Company securities owned by such KPCB Affiliate to the partners of such KPCB Affiliate. To the extent transfers of Series B and Series K Common Stock are permitted, the holders of such shares generally must convert them to Series A Common Stock prior to consummating such transfers. Following July 16, 1998, each Cable Stockholder will be permitted to sell its Series A Common Stock in the public market if it first offers to each other Cable Stockholder the right of first offer to purchase such securities. The restrictions on transfer do not apply to a transfer of Company securities that would result in an unaffiliated third party acquiring a majority of the voting stock of the Company (a "Control Block Sale"). In the event of a Control Block Sale, all Stockholders that continue to own at least 25% of the Company securities they originally purchased on or before August 1, 1996 (or, in the case of Cablevision, 25% of the Warrants that are or become exercisable, together with shares issued upon the exercise thereof) (the "Eligible Stockholders") will be permitted to participate in the Control Block Sale by selling a pro rata portion of their Company securities to the third party (the "Tag-Along Right"). If any group of Stockholders consisting of TCI and any three other Eligible Stockholders (subject to adjustment) proposes to make a Control Block Sale, that group will have the right to require the other Stockholders to sell a pro rata portion of their Company securities to the third party in the Control Block Sale (the "Drag-Along Right").

     The Stockholders' Agreement provides that, if the number of homes passed by a Cable Stockholder's cable systems that remain subject to the exclusivity provisions of the Master Distribution Agreement applicable to each Cable Stockholder (together with any systems that have been released from such provisions due to the Company's failure to meet the rollout schedule) falls below 80% of the Cable Stockholder's base homes passed as of June 4, 1996 (or, in the case of Cablevision, as specified to the Company in connection with the issuance of the Warrants to it), then such Cable Stockholder must offer to sell a proportionate amount of its Company securities to the other Stockholders at a price equal to the average closing price of the Company's Series A Common Stock over the most recent 20 trading days preceding the event.

     The Stockholders' Agreement gives each Eligible Stockholder the preemptive right to purchase a pro rata portion of any new securities offered by the Company, other than securities issued pursuant to a public offering, securities issued pursuant to any incentive plan or agreement for the benefit of the Company's employees, directors or consultants, securities issued by the Company in connection with an acquisition, and securities issued in exchange for interests in a joint venture or other business combination.

     The Stockholders' Agreement will terminate on the earliest of (i) June 4, 2021, (ii) when there are no Eligible Stockholders and no Cable Stockholders subject to exclusivity obligations under the Master Distribution Agreement,
(iii) a merger in which the Company is not the surviving entity or (iv) when there are no shares of Common Stock of the Company outstanding.

     The Company Charter provides that the Board shall consist of not less than three and not more than 17 directors, with the exact number to be specified by the Series B Committee (as defined below) or the Board. The Board currently consists of 11 directors and would be increased to 12 directors upon Cablevision's request to have its designee join the Board. Under the Company Charter, the holders of the Series B Common Stock, all of which is owned by a subsidiary of TCI, have the right to elect five members of the Board (the "Series B Directors"). The Series B Directors currently consist of (i) Leo J. Hindery, Jr., Bruce W. Ravenel and Larry E. Romrell, each of whom is an officer of TCI or a subsidiary of TCI and each of whom is a TCI designee, (ii) Brian Roberts, who is the President of Comcast and the Comcast designee, and (iii) David M. Woodrow, who is an officer of Cox and the Cox designee. In addition John C. Malone, the Chairman of the Board and Chief Executive Officer of TCI, is a Common Stock Director. The holders of the Series K Common Stock, the substantial majority of which is controlled by KPCB, have the right to elect one director (the "Series K Director"), who is currently L. John Doerr. So long as the holders of Series B Common Stock or Series K Common Stock are entitled to elect any Series B Director or any Series K Director, the holders of Series A Common Stock have the right to elect two directors (the "Series A Directors") who are not officers or employees of the Company and are not affiliates or associates of TCI, Comcast or Cox ("Outside Directors"). Messrs. Barksdale and Hearst are the current Series A Directors. Because of its ownership of Series A Common Stock (and without converting any shares of Series B Common Stock to Series A Common Stock), TCI together with either Comcast or/and Cox has the ability to elect both of the Series A Directors subject to the requirement that they qualify as Outside Directors. The remaining directors are elected by the holders of the Series A, Series B and Series K Common Stock, voting together as a single class. Since TCI holds more than 50% of the outstanding voting power of the Company's capital stock, it has the power to elect all of these directors. However, TCI, Cablevision, Comcast, Cox and KPCB have agreed to vote for the election of the Chief Executive Officer of the Company to the Board. In addition, pursuant to the Voting Agreement, TCI, Comcast and Cox have also agreed, subject to certain conditions, to vote for the election to the Board of one representative jointly designated by Rogers Cablesystems, Inc. ("Rogers") and Shaw Communications, Inc. ("Shaw"). Such designee is currently Mr. Edward S. Rogers. In addition, the Company Charter provides that, so long as TCI owns at least 7,700,000 shares of Series B Common Stock and securities representing a majority of the outstanding voting power of the Company, there will be a committee of the Board consisting of those Series B Directors who are officers, directors or employees of TCI or any subsidiary of TCI, which shall have the sole power, exercisable at any time, to increase the size of the Board to up to 17 directors (the maximum number of directors specified in the Company Charter) and to fill any vacancies created by such an increase. Since four of the eleven current directors are officers of TCI or a subsidiary of TCI and TCI has the power, without a meeting of the stockholders, to increase the size of the Board to 17 directors and appoint additional members of the Board, TCI has the power to appoint a majority of the Board at any time.

     Under the Company Charter, all actions of the Board must be approved by (i) a majority of the members of the Board present at a meeting at which a quorum is present or the unanimous written consent of all members of the Board and (ii) so long as TCI owns at least 7,700,000 shares of Series B Common Stock and securities representing a majority of the outstanding voting power of the Company, a majority of the Series B Directors. Accordingly, because

TCI has the right to elect three of the five Series B Directors, TCI has the power to prevent the Board from taking any action that is not approved by its designated Series B Directors. In addition, to the extent that TCI exercises its power to elect a majority of the entire Board, TCI will be able to control all Board decisions, subject to the supermajority and unanimous vote requirements and other limitations contained in the Company Charter.

     In addition, certain actions of the Board require the approval of at least 75% (currently five of six) of the total number of Series B and Series K Directors, and certain other actions of the Board require the unanimous approval of all of the Series B and Series K Directors. Accordingly, with the current composition of the Board, actions that require supermajority approval cannot be taken without the approval of the Series B Directors designated by TCI and at least two of the three directors designated by Comcast, Cox and KPCB, and actions that require unanimous approval cannot be taken without the approval of all three of such directors and the Series B Directors designated by TCI.

     The Company actions that require supermajority approval by the Series B and Series K Directors are: (i) a merger, consolidation or other business combination; (ii) the acquisition of assets having a value greater than 20% of the value of the Company's assets; (iii) the disposition of assets having an aggregate value greater than 50% of the value of the Company's assets; (iv) the acquisition by the Company of assets in exchange for capital stock that would constitute more than 16-2/3% of its fully diluted shares (other than a sale of stock solely for cash); (v) the appointment or removal of the Chief Executive Officer; (vi) voluntary dissolution or liquidation or the initiation of voluntary bankruptcy proceedings; (vii) any amendment of the Company Charter or the bylaws of the Company, other than the filing of a Certificate of Designation establishing a series of Preferred Stock that does not have certain specified special voting rights; (viii) the creation or issuance of any additional class or series of capital stock having more than one vote per share or entitled to vote as a separate class or series on any matter, subject to certain exceptions;
(ix) any increase in the number of shares reserved for issuance to management of the Company in excess of 16,000,000 shares plus an amount equal to the greater of (a) 7.5% of the number of shares issued by the Company after August 1, 1996 and (b) the number of shares the issuance of which would represent a dilution of the fully diluted equity of the Company of 4% per year from August 1, 1996 to the date of such proposed increase; (x) the declaration of dividends on or certain repurchases of equity securities of a controlled affiliate of the Company; (xi) the adoption of any budget for the Company that does not provide for a substantially pro rata rollout of the Company's services to each of the Cable Stockholders in proportion to the number of qualifying homes passed made available by them to the Company; and (xii) the appointment of any directors to the .Com Committee (as defined in the Company Charter) other than the current members of the .Com Committee.

     The Company actions that require unanimous approval by the Series B and Series K Directors are: (i) any amendments to or modifications of the actions requiring supermajority or unanimous approval of the Series B and Series K Directors; (ii) any increase in the number of Series B or Series K Directors;
(iii) any modifications of the rights of the holders of Series B or Series K Common Stock to designate and elect directors; (iv) the appointment of any directors to the .Com Committee other than the Chief Executive Officer, the other directors who are currently members of the .Com Committee and any additional directors elected to the .Com Committee by supermajority vote; and
(v) any amendment to the specifications and standards for the Company's service that would require the operator facilities of any affiliate of a Cable Stockholder to be capable of distributing or providing streaming video transmissions that include video segments longer than ten minutes in duration.

     In addition, the Company Charter specifies certain requirements for the approval of certain transactions between the Company and any holder of more than 5% of the voting power of the Company or any affiliate of such holder.

     Pursuant to a letter agreement entered into with Rogers and Shaw on April 11, 1997 (the "Voting Agreement"), TCI, Comcast and Cox have agreed (i) to use their reasonable best efforts to cause a single representative designated jointly by Rogers and Shaw to be nominated for election to the Board and an additional representative designated jointly by Rogers and Shaw to be afforded the right to attend all meetings of the Board as a nonvoting observer and (ii) to vote all voting securities of the Company controlled by them in favor of
election of the designee of Rogers and Shaw to the Board.   The Voting Agreement
will terminate on the earlier to occur of the date that (i) neither Rogers nor Shaw continues to offer the Wave@Home service on an exclusive basis or (ii) Rogers and Shaw together with their controlled affiliates cease to own at least 2,000,000 shares of Series A Common Stock plus either an additional 500,000 shares of Series A Common Stock or warrants to purchase an additional 500,000 shares of Series A Common Stock.

     The foregoing summary descriptions of the Stockholders' Agreement (as modified by the Letter Agreement), the Company Charter and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the text of such documents, each of which is filed as an Exhibit to this Report and is hereby incorporated by reference herein.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS


Exhibit
No.            Exhibit
---------     --------

10.1           Letter Agreement and Term Sheet, dated October 2, 1997 among the Company,
               Cablevision, Comcast, Cox, KPCB and TCI, as amended October 10, 1997
               (incorporated by reference to Exhibit 10.01 of the Current Report on Form 8-K filed by At Home Corporation (File No. 000-22697) on October 22, 1997 (the
               "8-K").

10.2           The Exercisable Warrant (incorporated by reference to Exhibit 10.03 of the 8-K).

10.3           The Contingent Warrant (incorporated by reference to Exhibit 10.04 of the 8-K).

10.4           Warrant Purchase Agreement, dated October 10, 1997, between the Company and
               Cablevision (incorporated by reference to Exhibit 10.02 of the 8-K).

10.5           Second Amended and Restated Stockholders' Agreement, dated July 16, 1997
               (incorporated by reference to Exhibit 4.04 of the Registration Statement on
               Form S-1 of At Home Corporation (File No. 333-27323)).

10.6           Fourth Amended and Restated Certificate of Incorporation of At Home Corporation
               (incorporated by reference to Exhibit 3.06 of the Registration Statement on Form
               S-1 of At Home Corporation (File No. 333-27323)).


                                 SIGNATURE



     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 22, 1998



                               TELE-COMMUNICATIONS, INC.



                               By: /s/ Stephen M. Brett
                                  -----------------------------------
                                      Name:  Stephen M. Brett
                                      Title: Executive Vice President
                                             and General Counsel

                                 EXHIBIT INDEX




Exhibit
No.            Exhibit
-------        -------

10.1           Letter Agreement and Term Sheet, dated October 2, 1997 among the Company,
               Cablevision, Comcast, Cox, KPCB and TCI, as amended October 10, 1997
               (incorporated by reference to Exhibit 10.01 of the Current Report on Form 8-K filed by At Home Corporation (File No. 000-22697) on October 22, 1997 (the
               "8-K").

10.2           The Exercisable Warrant (incorporated by reference to Exhibit 10.03 of the 8-K).

10.3           The Contingent Warrant (incorporated by reference to Exhibit 10.04 of the 8-K).

10.4           Warrant Purchase Agreement, dated October 10, 1997, between the Company and
               Cablevision (incorporated by reference to Exhibit 10.02 of the 8-K).

10.5           Second Amended and Restated Stockholders' Agreement, dated July 16, 1997
               (incorporated by reference to Exhibit 4.04 of the Registration Statement on
               Form S-1 of At Home Corporation (File No. 333-27323)).

10.6           Fourth Amended and Restated Certificate of Incorporation of At Home Corporation
               (incorporated by reference to Exhibit 3.06 of the Registration Statement on Form
               S-1 of At Home Corporation (File No. 333-27323)).

                                  SCHEDULE 1

             Directors, Executive Officers and Controlling Persons
                     of Tele-Communications, Inc. ("TCI")



                                                                 Principal Business or
                              Principal Occupation               Organization in which
Name                          and Business Address               such Business is Conducted
----                          --------------------               ---------------------------

John C. Malone                Chairman of the Board and Chief    Cable television &
                              Executive Officer & Director of    telecommunications; &
                              TCI,                               programming services
                              5619 DTC Parkway, Englewood, CO
                              80111

Leo J. Hindery, Jr.           President and Chief Operating      Cable television &
                              Officer & Director of TCI, 5619    telecommunications; &
                              DTC Parkway, Englewood, CO 80111   programming services

Donne F. Fisher               Consultant & Director of TCI,      Cable television &
                              5619 DTC Parkway, Englewood, CO    telecommunications; &
                              80111                              programming services

John W. Gallivan              Director of TCI; Chairman of the   Newspaper publishing
                              Board of Kearns-Tribune
                              Corporation,
                              400 Tribune Building, Salt Lake
                              City, UT 84111

Kim Magness                   Director of TCI & TCI              Management of personal
                              Communications, Inc., Manages      investments
                              various personal investments,
                              4000 E. Belleview, Englewood, CO
                              80111

Paul A. Gould                 Director of TCI; Managing          Securities firm
                              Director and Executive Vice
                              President of Allen & Company,
                              Incorporated, 711 Fifth Avenue,
                              New York, NY 10022

Robert A. Naify               Director of TCI; President and     Motion Picture Industry
                              Chief Executive Officer of
                              Todd-AO Corporation, 172 Golden
                              Gate Avenue, San Francisco, CA
                              94102

Jerome H. Kern                Director of TCI; Business          Business Consulting; Law
                              Consultant; Senior Counsel to
                              Baker & Botts, L.L.P., 5619 DTC
                              Parkway, Englewood, CO 80111

J. C. Sparkman                Director of TCI and Consultant,    Cable television &
                              5619 DTC Parkway, Englewood, CO    telecommunications; &
                              80111                              programming services



                                                                 Principal Business or
                              Principal Occupation               Organization in which
Name                          and Business Address               such Business is Conducted
----                          --------------------               ---------------------------

Gary K. Bracken               Senior Vice President &            Cable television &
                              Controller of TCI                  telecommunications; &
                              Communications, Inc., 5619 DTC     programming services
                              Parkway, Englewood, CO 80111

Stephen M. Brett              Executive Vice President,          Cable television &
                              Secretary & General Counsel of     telecommunications; &
                              TCI, 5619 DTC Parkway,             programming services
                              Englewood, CO 80111

Larry E. Romrell              Executive Vice President of TCI,   Cable television &
                              5619 DTC Parkway, Englewood, CO    telecommunications; &
                              80111                              programming services

Bernard W. Schotters, II      Senior Vice President &            Cable television &
                              Treasurer of TCI, 5619 DTC         telecommunications; &
                              Parkway, Englewood, CO 80111       programming services

Fred A. Vierra                Executive Vice President of TCI;   Cable television &
                              Chief Executive  Officer and       telecommunications; &
                              Director of Tele-Communications    programming services
                              International, Inc., 5619 DTC
                              Parkway, Englewood, CO 80111

Robert R. Bennett             Executive Vice President of TCI;   Cable television &
                              President and Chief Executive      telecommunications; &
                              Officer of Liberty Media           programming services
                              Corporation, 5619 DTC Parkway,
                              Englewood, CO 60111

Gary S. Howard                Executive Vice President of TCI;   Cable television &
                              President and Chief Executive      telecommunications; &
                              Officer of TCI Ventures Group,     programming services
                              5619 DTC Parkway, Englewood, CO
                              60111
